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March 25, 2014	direct dial 202 508 5884 direct fax 202 204 5611 cgattuso@kilpatricktownsend.com

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Square 1 Financial, Inc.

Response to Comments on Pre-effective Amendment No. 3 to the Form S-1 Registration Statement

File No. 333-193197

Dear Mr. Clampitt:

On behalf of Square 1 Financial, Inc. (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 filed with the Commission on March 14, 2014 (the “Form S-1”) contained in your letter dated March 20, 2014 (the “Comment Letter”). In connection with this letter, we are filing Pre-effective Amendment No. 4 to the Form S-1 (the “Amended Form S-1”) on the date hereof, and we will separately furnish to the Staff a copy of the Amended Form S-1 marked to show the changes made to the Form S-1 as filed on March 14, 2014. References to page numbers in the responses below correspond to the separately furnished marked copy of the Amended Form S-1.

To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated which pages have been revised in response to such comments.

Pre-Effective Amendment No. 4 to Form S-1 Filed March 14, 2014

Prospectus cover page

Comment No. 1

Revise the over-allotment option narrative to indicate the number of Class B shares that will be sold as converted Class A shares.

Mr. Michael R. Clampitt

March 25, 2014

Response to Comment No. 1

The prospectus cover page has been revised in response to the Staff’s comment.

The Offering, page 9

Comment No. 2

Revise the “Use of proceeds” narrative to also disclose the proceeds to selling shareholders, with and without the over-allotment exercise.

Response to Comment No. 2

The prospectus has been revised on pages 10 and 26 in response to the Staff’s comment.

Risk Factors

Risks Related to the Offering, page 22

Comment No. 3

Revise to add a risk for the Registration Rights Agreement and future sales thereunder may depress the share price and include the earliest dates and maximum number of shares that the Company may be required to register.

Response to Comment No. 3

The Company has considered the Staff’s comment and does not believe such a risk factor is necessary. The Company filed copies of the Registration Rights Agreements with its initial filing of the Form S-1 as Exhibits 10.12 and 10.14. The prospectus currently discloses the existence of the Registration Rights Agreements on pages 89 and 96, and discloses generally the terms of the Registration Rights Agreements on pages 98-99. All of the shareholders who have rights under the Registration Rights Agreements will be subject to lock-ups for 180 days following the completion of the offering, as is disclosed in the prospectus, and therefore will have no ability for six months to exercise any rights under the Registration Rights Agreements. The Company believes these disclosures provided potential investors with sufficient information regarding the Registration Rights Agreements and any risks associated therewith.

Principal and Selling Shareholders, page 89

Comment No. 4

Provide the staff with the calculations supporting the numbers 19,783,726 and 27,200,336. In this regard, start with the balance sheet number at December 31, 2013 from page F-2.

Mr. Michael R. Clampitt

March 25, 2014

Response to Comment No. 4

The calculations supporting the numbers referenced above are as follows:

	Class A	Class B	Total Common
Common shares as of 12/31/2013	19,699,136	3,912,610	23,611,746
Options exercised	75,000	—	75,000
Vested restricted stock units	9,590	—	9,590
Common shares as of 1/31/2014	19,783,726	3,912,610	23,696,336
Primary shares offered in the offering			3,125,000
Shares of Class A issued upon conversion of TRUPs and exercise of warrants(1)			379,000

Total common shares as of 1/31/2014			27,200,336

(1)	These represent shares being sold in the offering by certain selling shareholders, as disclosed in the assumptions on page 28 of the prospectus.

Comment No. 5

Reconcile the number of shares being offered with the number on the cover page. In this regard, there appears to be a difference.

Response Comment No. 5

The prospectus has been revised on page 90 in response to the Staff’s comment.

Comment No. 6

Revise to disclose the selling shareholders and number of shares to be sold if the over-allotment option is exercised.

Response to Comment No. 6

The prospectus has been revised on page 90 in response to the Staff’s comment.

Exhibit 5.1 Legal Opinion

Comment No. 7

Revise the numbers used to reconcile to the cover page of the Prospectus. In this regard, the total and Company Shares numbers do not match.

Mr. Michael R. Clampitt

March 25, 2014

Response to Comment No. 7

The legal opinion has been revised to reflect the number of shares on the cover page of the prospectus and is filed herewith as Exhibit 5.1.

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If you have any questions or further comments, please contact the undersigned at 202.508.5884 or Joseph J. Bradley of this firm at 202.508.5832.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

cc:	David Irving, SEC

Paul Cline, SEC